Exhibit 12


THE MONTANA POWER COMPANY

Computation of Ratio Earnings to Fixed Charges
(Dollars in Thousands)


	 Twelve Months
	    Ended
	September 30,1997

Net Income	$ 125,911

Income Taxes	   74,455
	$ 200,366



Fixed Charges:
	Interest	$  58,549
	Amortization of Debt Discount,
		Expense and Premium	1,600
	Rentals	   34,158
			$  94,307



Earnings Before Income Taxes
	and Fixed Charges	$ 294,673



Ratio of Earning to Fixed Charges	   3.12 x